// GEORGE R. LEVIE, CPA, P.A.

1792 Bell Tower Lane
Weston, Florida 33326

TEL (954) 473-4512
FAX (954) 349-4025
E-mail: george@georgeleviecpa.com
www.georgeleviecpa.com

George R. Levie, CPA/ABV*

November 29, 2017

Dror Svorai, Controlling Shareholder
Intercontinental Technology, Inc.
30370 Coyote Run Ct.
Oak Creek, Colorado 80467

Dear Mr. Svorai:

In accordance with our engagement agreement dated November 29, 2017, we have performed a valuation analysis and various patents and patents pending owned by Intercontinental Technology, Inc. ("IT"). The purpose of the valuation is to assist you in the determination of the fair value of various patents and patents intangible assets as of November 29, 2017. This valuation and report are to be used only as of this date and is not valid as of any other date.

We have performed a valuation engagement and present our detailed report in conformity with the "Statement of Standards for Valuation Services ("SSVS") No. 1" of the American Institute of Certified Public Accountants. SSVS defines a valuation engagement as "an engagement to estimate value in which valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods and he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range."

SSVS addresses a detailed report as follows: "The detailed report is structured to provide sufficient information to permit intended users to understand the data, reasoning, and analyses underlying the valuation analyst's conclusion of value."

This valuation was performed solely to assist in the determination of the value solely for fair value purposes and the resulting estimates of value should not be used for any other purpose or by any other party for any purpose, without our express written consent.

The standard of value is fair value. Financial Accounting Standards Boards (FASB) defines fair value as "the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

The premise of value is going concern.

AICPA also finds the definition of "fair market value" in Revenue Ruling 59-60 consistent with the definition of "fair value' as defined by FASB.

*Certified Public Accountant (CPA) - Regulated by the State of Florida
*Accredited in Business Valuation by the American Institute of Certified Public Accountants (ABV)

In our conclusion of value, we considered the following relevant factors, which are specified in Revenue Ruling 59-60:

- The history and nature of the business
- The economic outlook of the United States and that of the specific industry in particular
- The book value of the subject company's stock and the financial condition of the business
- The earning capacity of the company
- The dividend-paying capacity of the company
- Whether or not the firm has goodwill or other intangible value
- Sales of the stock and size of the block of stock to be valued
- The market price of publicly traded stocks or corporations engaged in similar industries or lines of business

Our study included, but was not limited to, the above-mentioned factors.

A. Scope of Work

In performing our work, we were provided with and/or relied upon various sources of information, including (but not limited to):

- Business Plan of IT prepared by Intercontinental Technology, Inc. dated October 2017.
- Sales, Cost and Operating Projections prepared by management for the 36-month period beginning April 1, 2018.
- Patent application #14 01022 filed in France granted 7/14/17; Patents pending filed in Switzerland, United States, Israel, South Africa, China, Australia, Chile and International filing under "Patent Cooperation Treaty"
- AICPA Accounting and Valuation Guide-Valuation of Privately Held Company Equity Securities issued as compensation, p.84
- IT web site
- Information regarding the Company's history and current operations
- Royalty Source online data base
- Financial Accounting Standards Board (FASB) #157
- Miscellaneous other information

The procedures employed in valuing the patents and patents pending of IT included such steps as we considered necessary, including (but not limited to):

- Review of Business Plan
- Review of Projections for IT
- Analysis of Royalty Rates
- Discussions with management
- An analysis of other pertinent facts and data resulting in our conclusion of value.

There were no restrictions or limitations in the scope of our work or data available for analysis.

Based on our analysis as described in this valuation report, and the facts and circumstances as of the valuation date, the estimate of fair value identified patents of IT, is $12,440,000 as of November 29, 2017. See Exhibit 7.

This conclusion is subject to the Statement of Assumptions and Limiting Conditions found following this report and to the Valuation Analyst's Representation found following this report. We have no obligation to update this report or our conclusion of value for information that comes to our attention after the date of this report.

Distribution of this letter and report and associated results, which are to be distributed only in their entirety, is intended and restricted to you and your accountants and attorneys, solely to assist you and your client in the determination of the fair value of the subject interest for accounting purposes and is valid only as of November 29, 2017. This letter and accompanying report are not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or to any other party for any purpose, without our express written consent.

The approaches and methodologies used in our work did not comprise an examination in accordance with generally accepted auditing standards, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information (audited, reviewed, compiled, internal, prospective or tax returns), or other data provided to us by others, and we have not verified such information unless specifically stated in this report. We assume that the financial and other information provided to us is accurate and complete, and we have relied upon this information in performing our valuation.

If you have any questions concerning this valuation, please contact Mr. George R. Levie at (954) 473-4512.

Very truly yours,

George R. Levie, CPA/ABV

History and Nature of the Business

Intercontinental Technology, Inc., ("the Company"), a Colorado corporation, was founded in 2017 for the sole purpose of procuring U.S. and international patent rights to the development, manufacture, licensing and marketing of "Simple Cork™ on a worldwide basis from Intercontinental Technology, Inc. The launch of the Simple Cork™ family of products is scheduled for early 2018.

"Simple Cork™", represents a family of self-contained devices designed to revolutionize the opening of wine bottles sealed with a cork or a cork-like closure. The family consists of Simple Cork™ Premier™, and Simple Cork™ Twist™. Each provides a new level of customer convenience for wine customers and is anticipated to result in a competitive advantage to wineries using it.

Approaches to Value

Three traditional approaches can be used to value intangible assets: the market approach, the cost or net asset approach, and the income approach.

According to the Financial Accounting Standards Board #157, the measurement of fair value when consideration for assets acquired is not in the form of cash, is "based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident, and thus, more reliably measurable." In the subject case, the fair value of the assets acquired more clearly measure the value the consideration given. Accordingly, the total value of the consideration given is equal to the value of the technology assets acquired, or $12,440,000 as described below.

Income Approach

According to the FASB AIT glossary, the income approach is defined as valuation techniques that convert future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount." The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.

The discounted cash flow ("DCF method") requires estimation of future economic benefits and the application of an appropriate discount rate to equate them to a single present value. The future economic benefits to be discounted are generally a stream of periodic cash flows attributable to the asset being valued, but they could also take other forms under specific circumstances (for example, a lump sum payment at a particular time in the future without any interim cash flows).

There are many considerations in applying the income approach. One consideration is the issue of how risk is assessed and assigned. Under the discount rate adjustment technique, risk is assigned to or incorporated into, the discount rate. The discount rate adjustment technique uses a single set

of cash flows from the range of possible estimated amounts, whether contractual or promised or most likely cash flows. In all cases, those cash flows are conditional upon the occurrence of specified events. Those conditional cash flows are then discounted to present value using a risk-adjusted rate of return, or discount rate. The greater the perceived risk associated with the cash flows, the higher the discount rate applied to them and the lower their present value.

Another technique that falls under the income approach is the expected present value technique. This technique uses as a starting point a set of cash flows that represents the probability weighted average of all possible future cash flows (that is, the expected cash flows). The resulting estimate is identical to expected value, which, in statistical terms, is the weighted average of a discrete random variable's possible values with the respective probabilities as the weights. Because all possible cash flows are probability weighted, the resulting expected cash flow is not conditional upon the occurrence of any specified event (unlike the cash flows used in the discount rate adjustment technique). However, to apply the expected present value technique, it is not always necessary to take into account distributions of all possible cash flows using complex models and techniques. Rather, it might be possible to develop a limited number of discrete scenarios and probabilities that capture the array of possible cash flows.

Market Approach

The market approach calculates the value of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold. Generally, this can be accomplished by a comparison to publicly traded guideline companies or by an analysis of actual transactions of assets.

Underlying Asset or Cost Approach

The cost approach stresses the utility characteristics of the property. This approach is most useful as a value indicator where the components of the property are relatively new and reasonably reflect the highest and best use of the subject property. This approach is often used to estimate the value of special-purpose property where there may be little potential for sale of lease in the marketplace.

The following paragraph is from the AICPA Valuation Guide[1]

Paragraph 9.10: "Historically, the asset approach (using the asset accumulation method) has been applied primarily to enterprises in stage 1 and some enterprises in stage 2. The asset approach would typically be applied under any of the following circumstances:

- There is a limited (or no) basis for using the income or market approaches. That is, there are no comparable market transactions, and the enterprise has virtually no financial history and consequently, is unable to use past results to reasonably support a forecast of future results.
- The enterprise has not yet made significant progress at research and development and has not yet developed a product.
- A relatively small amount of cash has been invested.

[1] *AICPA – Accounting & Valuation Guide – Valuation of privately held company equity securities issued as compensation Page 84*

- The use of the asset approach is generally less appropriate once an enterprise has generated significant intangibles and internal goodwill. The generation of these intangibles often starts to gain momentum in the middle stages of the enterprise's development and continues to build through the later stages."

The three generally accepted asset valuation approaches are intended to reflect the comparative (market) economic (income) and utility (cost) characteristics of the subject property.

Because each valuation approach emphasizes a different attribute of the subject property, using all applicable approaches, presuming that each is well documented and reflects the proper use of logic increases a level of confidence in the value conclusions.

However, it is better to avoid the use of a poorly supported valuation approach than to naively satisfy a strategy of all three generally accepted asset valuation approaches.

Summary of the Valuation Methods

In our valuation of IT patents, we considered all three approaches to value. Our valuation analysis of the patent and patents pending was conducted using the market approach under the relief from royalty method. We utilized the profit split test under the income approach as a test for the reasonableness of the royalty rate. We determined that underlying asset approach was not necessary for the valuation of the patents as the other approaches more clearly evidence fair value.

Patent License Agreements

A U.S. patent is a grant by the U.S. government, administered by the U.S. Patent and Trademark Office, to an inventor or the inventor's assignee for a stated period of time. Similar patents are grated by other countries as well. A patent confers the exclusive right to make, use, license, or vend an invention or process.

The scope of protection provided under a patent is determined by the depth and breadth of the invention identified in the claims. Patent protection may be enforced legally from infringement during the patent term.

The value of a patent is influenced by numerous factors, including listed below:

1. Is the patent a basic patent?
2. Does the patent constitute a major improvement?
3. Can the patent be used in other industries?
4. Are substitutes available?

The Company owns the following ten (10) patents awarded and pending for Simple Cork™ Premier™, and under which "continuation-in-part" patent applications are being filed for Simple Cork™ Twist™:

	Country	Filing Date; Application/ Patent Number	Status
1	France	May 5, 2014: 14 01022	Patent Granted 7/14/17
2	Switzerland	May 7, 2014; 0684/14	Pending
3	United States	September 30, 2016; 15301157	Pending
4	Israel	April 28, 2015; 47283	Pending
5	South Africa	April 28, 2016; 2016/07591	Pending
6	China	September 11, 2016;	Pending
7	Australia	November 7, 2016; 2015257275	Pending
8	Brazil	November 3, 2016; BR 11 2016 025907 6	Pending
9	Chile	April 11, 2016; 265364	Pending
10	PCT*	April 28, 2015; PCT/IL2015/050438	Phase I Filing Complete

Relief from Royalty Method

The market approach method is based on the premise that the intangible asset owner would be willing to pay a reasonable royalty rate to inbound license the patent technology. Inbound licensing royalty rates can be estimated from an analysis of market-derived data with respect to empirical license or comparative technology. In addition, inbound licensing royalty rates can be approximated based on the profit split method-that is, based on a split (between the licensor and the licensee) of the percentage of expected profit margin associated with the commercialization of the subject patented technology.

In *Ciba-Geigy Corp. v Commissioner*, the U.S. Tax Court found that a "standard widely recognized in the licensing literature is that the licensor and licensee share the net profits in the ratio of 25% percent and 75%, respectively." As a practical matter, as stated in *W.I. Gore & Associates v. Carile Corp.*, in which a royalty rate based upon a 30% profit split was considered reasonable," (a) patent empowers the owner to extract royalties as high as he can negotiate with the leverage of that monopoly."

Uniloc USA, Inc. v. Microsoft Corp., 447 F.Supp.2d 177 **(2006).** was a patent lawsuit originally filed in the U.S. District Court for the District of Rhode Island. The case revolved around the criticism and concentrated around the postulation that the 25% profit split rate could at best serve as a starting point for a more sophisticated profit split analysis, and that the appropriate profit split percentage rate needs be established based on the facts and characteristics of each particular case. In early 2011, this criticism was confirmed by the US Courts of Appeals for the Federal Circuit (CAFC) in the much-noticed Uniloc ruling. Accordingly, "evidence relying on the 25% rule of thumb ... fails to tie a reasonably royalty base to the facts of the case at issue." The rejection of the 25 percent rule of thumb underscores the importance of considering the specific facts of a particular case. However, the basic principle of profit split has never been questioned, saying that

a royalty rate depends not only on the strength and importance of the intangible, but at the same time on the profits the licensee can expect to achieve from the use of the intangible. This principle of profit split has been widely used all over the world in the financial, tax and damage valuation of intangible assets.

A remaining useful life analysis is a critical area of inquiry of the subject technology valuation because the remaining useful life analysis estimates the economic term which the licensee can expect to pay, and the licensor can expect to receive, the royalty payment. With a determination of the projected royalty stream over the specific term, the value of the subject technology can be reasonably estimated.

Valuation Analysis

We reviewed management's forecast of revenues and expenses and required additional investment and forecasted cash flow for the first three years and continued growth estimated at 3% for an additional 7 years. An analysis of the target primary markets in contained in Exhibit 1. An analysis of sales, cost of sales and gross profit projected in each market for the first 36 months of operations is presented in Exhibit 2. Annual sales projections are for each of ITs two products for its primary and secondary markets are presented in Exhibit 3. Sale projections for the first 36 months of operations are presented in Exhibit 4. Projected statements of operation for the first 36 months are presented in Exhibit 5.

Our assessment of the industry, the magnitude of the market, and of the product to be produced supports management plans and forecasts.

We considered the various risks involved with marketing and financing the product. Accordingly, we selected a 35% discount rate in the discounted future earnings and royalty stream analysis based on the AICPA Practice Aid as follows:

The AICPA guide presents venture capital rates of return for companies in various stages of development. An entity's stage of development influences an investor's perception of risk particularly in the early stages of its evolution. The AICPA Practice Aid discusses six stages of enterprise development ("Stages of Development").

Stage	Description
1	A Stage 1 enterprise has no product revenue and limited expense history. It typically operates with an incomplete management team and possibly some initial product development. Entities at this stage of development typically seek seed capital or first-round financing from friends, family, investor "angels," or venture capital firms focusing on early-stage enterprises. Securities issued at this stage of development can be common stock but more commonly in the form of preferred stock. This is commensurate with a start-up venture rate of return noted below.
2	A Stage 2 enterprise has no product revenue, but substantive expenses because product development is under way. Typically, a second or third round of financing occurs during this stage. Typical investors are venture capital firms, which may provide additional management or board of director expertise. This is commensurate with an early-development venture rate of return noted below.
3	A Stage 3 enterprise has made significant progress in product development; key development milestones have been met (for example, hiring of a management team); and development is near completion (for example, alpha and beta testing), but generally there is no product revenue. Typically, later rounds of financing occur during this stage. Typical investors are venture capital

	firms and strategic business partners. This is commensurate with an early-development venture rate of return noted below.
4	A Stage 4 enterprise has met additional key development milestones (for example, first customer orders, first revenue shipments) and has some product revenue, but is still operating at a loss. Typically, mezzanine rounds of financing occur during this stage. Also, it is frequently in this stage that discussions would start with investment banks for an IPO. This is commensurate with an expansion venture rate of return noted below.
5	A Stage 5 enterprise has product revenue and has recently achieved breakthrough measures of financial success such as operating profitability or breakeven or positive cash flows. A liquidity event of some sort, such as an IPO or a sale of the enterprise, could occur in this stage. This is commensurate with a Bridge/IPO venture rate of return noted below.
6	A Stage 6 enterprise has an established financial history of profitable operations or generation of positive cash flows. An IPO could also occur during this stage. This is commensurate with a Bridge/IPO venture rate of return noted below.

The AICPA Practice Aid highlights three studies to quantify the rates of return expected by venture capital investors at the various stages of development ("Stages of Development Studies"). The following table summarizes rates of return associated with the various Stages of Development Studies.

Stage of Development Studies	Plummer[2]	ITherlis and Sahlman[3]	Sahlman, Stevenson, and Bhide[4]
Startup	50%-70%	50%-70%	50%-100%
First Stage	40%-60%	40%-60%	40%-60%
Second Stage	35%-50%	30%-50%	30%-40%
Bridge / IPO	25%-35%	20%-35%	20%-30%

We compared the descriptions of the Stages of Development defined by the AICPA Practice Aid to the descriptions of the Stages of Development Studies presented in the table above. We matched the various stages as indicated in the table below in order to identify the relevant range of rates of return.

Stages of Development Studies	AICPA Practice Aid Stages of Development
Startup	Stage 1
First Stage or "Early Development"	Stage 2 and Stage 3
Second Stage or "Expansion"	Stage 4
Bridge/IPO	Stage 5 and Stage 6

The Venture Capital Rates of Return, Adapted from Plummer, James L., "QED Report on Venture Capital Financial Analysis" and from Timmons, Jeffry A., "New Venture Creation: Entrepreneurship for the 21st Century" are as follows:

Venture Capital Rates of Return (VCRR)		
Stage	Low	High
Startup	50.00%	70.00%

[2] *James L Plummer, QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987).*
[3] *Daniel R. ITherlis and William A. Sahlman, "A Method for Valuing High Risk, Long Term, Investments: The Venture Capital Method, "Harvard Business IThool Teaching Note 9-288-006 (Boston: Harvard Business IThool Publishing, 1989).*
[4] *William A. Sahlman, Howard H. Stevenson, Amar V. Bhide, et al., "Financing Entrepreneurial Ventures, "Business Fundamental Series (Boston: Harvard Business IThool Publishing, 1998).*

First Stage	40.00%	60.00%
Second Stage	35.00%	50.00%
Third Stage	30.00%	50.00%
Fourth Stage	30.00%	40.00%
IPO	25.00%	35.00%

Based on an analysis of the IT and discussions with management, it was concluded that IT is in stage 3. According, a discount rate of 35% was selected for use in the forecasts. Additionally, an effective tax rate of 39.1% was used based on the forecasted earnings.

Fair Market Royalty Rate

The factors to consider in the royalty rate selection process include:

- the type of intangible asset
- a single intangible asset or multiple intangible assets
- de novo or seasoned intangible asset
- in process, developed, or commercialized intangible asset
- new vs. seasoned territory of licensor/licensee
- new vs. seasoned products/services covered
- length of the license term
- license term start and stop dates
- sale/license, or other type of transfer
- transfer between independent parties
- type of license compensations:
    - royalty rate
    - profit split
    - cost plus
- type of royalty formula:
    - % of revenue
    - % of gross profit
    - % of net profit

We used Royalty Source database in the selection of the royalty rate. The database provides intangible property license transaction royalty rates. The information provided license royalty rates, name of the licensee and the licensor, a description of the intangible property licensed (or sold, if applicable), the transaction provided. A search of the database for licensing transactions related to "Packaging and Container Related Technology (food)" revealed fifty licensing transactions. Of these twenty were selected being the most comparable to IT. A summary of those transactions is contained in Exhibit 6.

Our valuation analysis of the IT patents was conducted using the relief from royalty method under the market approach which is presented in Exhibit 7. In Exhibit 7, a royalty rate of 10% was applied to the forecasted sales of IT resulting in projected savings from the relief from royalty payments. A 10% royalty was utilized as it was indicated by the average of the group of 20 selections.

Although 10% was in the higher average range, it was used due to the high profitability of the product and the fact that royalty payments would amount to only $.025 and $.015 per unit, respectively for "Premier" and "Twist" products, based on the anticipated sales prices. The present value of the royalty payments, after providing for continuing administrative expenses, was computed based on 35% discount rate as determined above.

Tests for Reasonableness

After calculating an indicated of value from relief-from-royalty analysis, the indicated answer should be supported by a reasonableness test. One reasonableness test is a profits split test. A widely used "25% rule" which tests whether the results the savings from the relief-from-royalty analysis is in the range of 25% of the earnings before interest and taxes over the 3-year forecast period. The results of the profit-split test are shown in Exhibit 8.

Valuation Conclusion

We have utilized the market approach using the relief-from-royalty method to obtain the indication of market value of the IT patents. The market value indication from the relief from royalty method as show in Exhibit 7 is $12,440,000.

As a test of reasonableness, we used the profits split test as shown in Exhibit 7 which resulted in a percentage of royalty savings to EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) in the range of the 25% rule thus supporting the relief-from-royalty method.

We have performed a valuation engagement, as that term is defined in the Statement of Standards for Valuation Services ("SSVS") of the American Institute of Certified Public Accountants, of the IT patents. This valuation was performed solely to assist in your determination of the fair value solely for accounting purposes and the resulting estimate of value should not be used for any other purpose, or by any other party for any purpose. This valuation engagement was conducted in accordance with SSVS. The estimate of value that results from a valuation engagement is expressed as a conclusion of value.

There were no restrictions or limitations in the scope of our work or data available for analysis.

Our conclusion is that based on our analysis as described in this valuation report, and the facts and circumstances as of the valuation date, the estimate of fair value identified patents of IT, is $12,440,000 as of November 29, 2017. This conclusion is subject to the Statement of Assumptions and Limiting Conditions found following this report and to the Valuation Analyst's Representation found following this report. We have no obligation to update this report or our conclusion of value for information that comes to our attention after the date of this report.

Assumptions, Limiting Conditions and Valuation Representation

The primary assumptions and limiting conditions pertaining to the value estimate conclusion(s) stated in this report are summarized below. Other assumptions are cited elsewhere in this report.

1. The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.

2. Financial statements and other related information provided by IT or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise's business conditions and operating results for the respective periods, expect as specifically noted herein. George R. Levie, CPA, P.A. has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

3. Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4. This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore, the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of George R. Levie, CPA, P.A., based on information furnished to them by SELT and other sources.

5. Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail direct transmittal, or any other means of communication without the prior written consent and approval of George R. Levie, CPA, P.A..

6. Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of George R. Levie, CPA, P.A. unless previous arrangements have been made in writing.

7. No change of any item in this appraisal report shall be made by anyone other than George R. Levie, CPA, P.A., and we shall have no responsibility for any such unauthorized change.

8. We have obtained information from the current management of IT concerning the past, present, and prospective operating results of the company.

9. Except as noted, we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

10. The approaches and methodologies used in our work did not comprise an examination in accordance with generally auditing standards, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others.

11. The valuation may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose, function and party so identified in the report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without the express written consent of the George R Levie, CPA, P.A.

12. The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support our valuation conclusion(s) should this be required. Those services would be performed for an additional fee.

13. All facts and data set forth in our letter report are true and accurate to the best of the Appraiser's knowledge and belief.

14. No investigation of legal fees or title to the property has been made, and the owner's claim to the property has been assumed valid. No consideration has been given to liens or encumbrances that may be against the property except as specifically stated in the valuation report.

15. All recommendations as to fair value are presented as the Appraiser's conclusion based on the facts and data set forth in this report.

16. During the course of the valuation, we have considered information provided by management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

17. We have conducted interviews with the management of the subject company, concerning the past, present, and prospective operating results of the subject company. We did not make an on-site visit to selected Company facilities.

18. Any projections of future events described in this report represent the general expectancy concerning such events as of the evaluation date. These future events may or may not occur as anticipated, and actual operating results may vary from those described in our report.

19. We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

20. Our report is based on historical and/or prospective financial information provided to us by management and other third parties. This information has not been audited, reviewed or compiled by us, nor has it been subjected to any type of audit, review or compilation procedures by us, nor have we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

21. The various estimates of value presented in this report apply to the valuation report only, and may not be used out of the context presented herein.

22. In all matters that may be potentially challenged by a Court or other party we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenges(s). We will, however, retain our supporting work papers for your matter(s), and will be available to assist in defending our professional positions taken, at our then current rates, plus direct expenses at actual, and according to out then current Standard Professional Agreement.

I represent that to the best of my knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions of value are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, independent, unbiased, objective professional analyses, opinions and conclusions.
- I have no present or prospective/contemplated financial or other interest in the business or property that is the subject of this report, and I have no personal financial or other interest or bias with respect to the property or the parties involved.
- My engagement in this assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- My analyses, opinions, conclusions (valuation engagement) and this detailed/comprehensive appraisal report were developed in conformity with the 2007 American Institute of Certified Public Accountants Statement on Standards for Valuation Services.

  The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.
- The valuation analyst has no obligation to update the report or the opinion of value for information that comes to my attention after the date of the report.

George R. Levie CPA/ABV